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Exhibit 99.1

        Unless otherwise indicated or unless the context otherwise requires, the "Company" refers to Trina Solar Limited, its predecessor entities and its subsidiaries. "China" or "PRC" refers to the People's Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

Recent Developments

Solar Module Business

        During the three months ended March 31, 2014, the Company had total shipments of 558.0 MW, of which 23.8 MW were shipped to its own downstream power plants in the United Kingdom. This marked an increase of 42.1% compared to total shipments of 392.6 MW during the three months ended March 31, 2013. During the three months ended March 31, 2014, the Company's average selling price was $0.67 per watt, compared to $0.63 per watt during the first three months ended March 31, 2013.

        The following table sets forth the Company's manufacturing capacity and production output in MW equivalent of module production as of March 31, 2014 for each of its facilities:

Manufacturing Facility	Annual Manufacturing Capacity as of March 31, 2014(1)	Production Output for the Three Months Ended March 31, 2014(1)(2)	Estimated Maximum Annual Manufacturing Capacity as of December 31, 2014
Silicon ingots	2,000 MW	450 MW	2,200 MW
Silicon wafers	1,600 MW	380 MW	1,700 MW
Solar cells	2,500 MW	620 MW	3,000 MW
PV modules	3,000 MW	740 MW	3,800 MW

(1)
Approximate figures.

(2)
Includes modules produced but not shipped as of March 31, 2014.

        During the first quarter of 2014, the Company's top five customers collectively accounted for 50.4% of its net sales and the Company's largest customer contributed 15.3% of its net sales.

        The following table sets forth the Company's total net sales by geographical region, based on record country of sales, for the three months ended March 31, 2014:

	Three Months Ended March 31, 2014
Region	Total Net Sales	Percent
	(in thousands, except for percentages)
Europe
United Kingdom	$34,542	7.8%
Germany	5,119	1.2
Italy	460	0.1
Spain	273	0.1
Others	7,024	1.5

Europe Total	47,418	10.7
China	112,163	25.2
United States	118,869	26.7
Japan	114,285	25.7
Others	52,076	11.7

Total	$444,811	100.0%

        On June 3, 2014, the U.S. Department of Commerce released its preliminary determination that subject imports from China are benefitting from illegal government subsidiaries and therefore potentially subject to the imposition of countervailing duties.

Solar Power Projects

        As of March 31, 2014, the Company had solar power projects with a total value of $92.5 million, including held-for-sales projects and self-owned and operated projects. The value of the Company's held-for-sales projects was approximately $45.4 million, mainly consisting of two solar power plants with a total capacity of 23.8 MW in the United Kingdom that were connected to the grid in April 2014. The value of the Company's self-owned and operated projects was $47.1 million, mainly consisting of a 16 MW solar power station in Greece, 14 MW of which has begun operations, a 2 MW solar power station in Italy and a 4 MW solar power station in the United States, each of which began generating revenues in 2013.

        During the three months ended March 31, 2014, the Company completed solar power projects with a total capacity of 23.8 MW in Europe. As of March 31, 2014, the Company had a total project pipeline of approximately 478 MW, including projects with approximate capacities of 310 MW in China, 128 MW in Europe, 30 MW in Japan and 10 MW in the Middle East.

        In the first quarter of 2014, the Company successfully sold its 50 MW solar power plant in Wuwei, Gansu Province to Huadian Fuxin Energy Corporation Limited.

Summary Consolidated Financial and Operating Data

        The following summary consolidated statement of operations data (other than ADS data) for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from the Company's audited financial statements incorporated by reference in this prospectus from the Company's annual report on Form 20-F for the year ended December 31, 2013, or 2013 Annual Report. The selected consolidated balance sheet data as of December 31, 2011 have been derived from the Company's audited financial statements not incorporated by reference in this prospectus supplement but included in the Company's annual report on Form 20-F for the year ended December 31, 2011.

        The following summary consolidated statement of operations data for the three months ended March 31, 2013 and 2014 and the summary consolidated balance sheet data as of March 31, 2014 have been derived from the Company's unaudited interim condensed consolidated financial statements included elsewhere in this prospectus supplement. The Company's unaudited interim condensed consolidated financial statements have been prepared on a consistent basis as the Company's audited consolidated financial statements and include all normal and recurring adjustments that the Company considers necessary for a fair statement of its financial position and operating results for the applicable dates and periods presented.

        The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and "Item 5. Operating and Financial Review and Prospects" included in the Company's 2013 Annual Report. The Company's consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The Company's historical results does not necessarily indicate its results expected for any future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$2,047,902	$1,296,655	$1,774,971	$260,222	$444,811
Cost of goods sold	1,715,260	1,239,412	1,556,777	255,798	353,298

Gross profit	332,642	57,243	218,194	4,424	91,513
Operating expenses:
Selling expenses	100,427	118,885	132,824	24,468	24,186
General and administrative expenses	157,129	176,719	103,523	14,547	24,308
Research and development expenses	44,120	26,511	19,926	5,475	4,774

Total operating expenses	301,676	322,115	256,273	44,490	53,268
Income (loss) from operations	30,966	(264,872)	(38,079)	(40,066)	38,245
Foreign exchange (loss) gain	(27,435)	908	(13,576)	(20,063)	1,576
Interest expense	(35,021)	(51,887)	(48,445)	(14,608)	(9,139)
Interest income	3,056	8,552	3,958	1,387	460
Derivatives (loss) gain	(11,393)	8,542	2,180	1,079	(815)
Other income, net	9,317	6,797	8,696	2,445	2,557

Income (loss) before income taxes	(30,510)	(291,960)	(85,266)	(69,826)	32,884
Income tax (expense) benefit	(7,310)	25,405	13,030	6,085	(6,411)

Net (loss) income	(37,820)	(266,555)	(72,236)	(63,741)	26,473
Net loss attributable to the noncontrolling interests	— (1)	— (1)	210	— (1)	35

Net (loss) income attributable to Trina Solar Limited Shareholders	$(37,820)	$(266,555)	$(72,026)	$(63,741)	$26,508

(Loss) earnings per ordinary share:
Basic	$(0.01)	$(0.08)	$(0.02)	$(0.02)	$0.01
Diluted	$(0.01)	$(0.08)	$(0.02)	$(0.02)	$0.01
(Loss) earnings per ADS:
Basic	$(0.54)	$(3.77)	$(1.01)	$(0.90)	$0.37
Diluted	$(0.54)	$(3.77)	$(1.01)	$(0.90)	$0.37
Weighted average ordinary shares outstanding:
Basic	3,521,182,416	3,534,829,694	3,553,552,756	3,540,247,989	3,559,048,996
Diluted	3,521,182,416	3,534,829,694	3,553,552,756	3,540,247,989	3,628,121,746
Weighted average ADS outstanding:
Basic	70,423,648	70,696,594	71,071,055	70,804,960	71,180,980
Diluted	70,423,648	70,696,594	71,071,055	70,804,960	72,562,435
Consolidated Financial Data
Gross margin	16.2%	4.4%	12.3%	1.7%	20.6%
Net margin	(1.8%)	(20.6%)	(4.1%)	(24.5%)	6.0%
Consolidated Operating Data
PV modules shipped (in MW)	1,512.0	1,594.0	2,584.3	392.6	558.0 (2)
Average selling price ($/W)	$1.33	$0.78	$0.64	$0.63	$0.67

(1)
The amount of net loss attributable to the noncontrolling interest is less than one thousand for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013.

(2)
Including 23.8 MW shipments to the Company's internal downstream power plants in the United Kingdom.

	As of December 31,			As of March 31,
	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$816,780	$807,276	$486,686	$463,511
Restricted cash	79,602	110,920	74,720	114,190
Inventories	249,779	318,504	244,532	426,683
Accounts receivable, net	466,537	390,157	435,092	347,439
Total current assets	1,768,722	1,765,487	1,521,701	1,572,950
Property, plant and equipment, net	919,727	893,340	889,752	898,197
Total assets	2,877,448	2,864,857	2,567,229	2,625,000
Short-term borrowings and current portion of long-term borrowings	389,472	875,821	935,590	877,138
Accounts payable	472,092	423,985	461,148	530,043
Total current liabilities	1,007,435	1,479,155	1,540,543	1,549,186
Accrued warranty costs	58,810	65,780	81,743	85,079
Long-term borrowings, excluding current portion	520,151	415,150	100,502	105,405
Total equity	1,145,325	881,785	822,479	864,385
Total liabilities and equity	$2,877,448	$2,864,857	$2,567,229	$2,625,000

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

        The following table sets forth a summary, for the periods indicated, of the Company's consolidated results of operations and each item expressed as a percentage of the Company's total net sales. The

Company's historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended March 31,
	2013	%	2014	%
	(in thousands, except for share, per share, ADS, per ADS, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$260,222	100.0%	$444,811	100.0%
Cost of goods sold	255,798	98.3	353,298	79.4

Gross profit	4,424	1.7	91,513	20.6
Operating expenses:
Selling expenses	24,468	9.4	24,186	5.4
General and administrative expenses	14,547	5.6	24,308	5.5
Research and development expenses	5,475	2.1	4,774	1.1

Total operating expenses	44,490	17.1	53,268	12.0
(Loss) income from operations	(40,066)	(15.4)	38,245	8.6
Foreign exchange (loss) gain	(20,063)	(7.7)	1,576	0.4
Interest expense	(14,608)	(5.6)	(9,139)	(2.1)
Interest income	1,387	0.5	460	0.1
Derivatives gain (loss)	1,079	0.4	(815)	(0.2)
Other income, net	2,445	1.0	2,557	0.6

(Loss) income before income taxes	(69,826)	(26.8)	32,884	7.4
Income tax benefit (expense)	6,085	2.3	(6,411)	(1.4)

Net (loss) income	(63,741)	(24.5)	26,473	6.0
Net loss attributable to the noncontrolling interests	— (1)	—	35	0.0

Net (loss) income attributable to Trina Solar Limited shareholders	$(63,741)	(24.5%)	$26,508	6.0%

(Loss) earnings per ordinary share:
Basic	$(0.02)		$0.01
Diluted	$(0.02)		$0.01
(Loss) earnings per ADS:
Basic	$(0.90)		$0.37
Diluted	$(0.90)		$0.37
Weighted average ordinary shares outstanding:
Basic	3,540,247,989		3,559,048,996
Diluted	3,540,247,989		3,628,121,746
Weighted average ADS outstanding:
Basic	70,804,960		71,180,980
Diluted	70,804,960		72,562,435
Consolidated Financial Data
Gross margin	1.7%		20.6%
Net margin	(24.5%)		6.0%

	Three Months Ended March 31,
	2013	%	2014		%
	(in thousands, except for share, per share, ADS, per ADS, operating data and percentages)
Consolidated Operating Data
PV modules shipped (in MW)	392.6		558.0	(2)
Average selling price ($/W)	$0.63		$0.67

(1)
The amount of net loss attributable to the noncontrolling interest is less than one thousand for the three months ended March 31, 2013.

(2)
Including 23.8 MW shipments to the Company's internal downstream power plants in the United Kingdom.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

        Net Sales.    The Company's total net sales increased by $184.6 million, or 70.9%, from $260.2 million for the three months ended March 31, 2013 to $444.8 million for the three months ended March 31, 2014. This increase was primarily due to (i) increased shipments, from 392.6 MW for the three months ended March 31, 2013 to 534.2 MW for the three months ended March 31, 2014, excluding 23.8 MW of internal shipments to the Company's own downstream power plants in the United Kingdom for which it did not recognize any net sales under United States generally accepted accounting principles, or U.S. GAAP. Total PV modules shipments increased by 42.1% from 392.6 MW for the three months ended March 31, 2013 to 558.0 MW for the three months ended March 31, 2014 and (ii) an increase in average selling price of the Company's PV modules from $0.63 per watt for the three months ended March 31, 2013 to $0.67 per watt for the three months ended March 31, 2014. The increase in the shipments was primarily due to growing demand from key geographical regions, particularly in China, Japan and the United States. The increase in the average selling price was primarily due to increased sales to countries with higher average selling price.

        Cost of Goods Sold.    The Company's cost of goods sold increased by $97.5 million, or 38.1%, from $255.8 million for the three months ended March 31, 2013 to $353.3 million for the three months ended March 31, 2014, primarily due to increased shipments, offset by improvements in operating efficiency made possible by the Company's proprietary technology and business scale. As a percentage of its total net sales, the Company's cost of goods sold decreased from 98.3% to 79.4% during these periods.

        Gross Profit.    As a result of the foregoing, the Company's gross profit increased by $87.1 million, from $4.4 million for the three months ended March 31, 2013 to $91.5 million for the three months ended March 31, 2014. The Company's gross margin increased from 1.7% to 20.6% during these periods, primarily due to an increase in average selling price and a reduction in manufacturing cost per watt as the Company improved its operating efficiency coupled with the decrease of material costs. The sale of the Company's 50 MW solar power plant in Wuwei, Gansu Province also contributed to the increase in gross margin.

        Operating Expenses.    The Company's operating expenses increased by $8.8 million, or 19.7%, from $44.5 million for the three months ended March 31, 2013 to $53.3 million for the three months ended March 31, 2014. The increase in operating expenses was due largely to a $9.8 million increase in general and administrative expenses, offset by slight decreases in selling expenses and research and development expenses. As a percentage of total net sales, operating expenses decreased from 17.1% for the three months ended March 31, 2013 to 12.0% for the three months ended March 31, 2014.

        Selling Expenses.    The Company's selling expenses decreased by $0.3 million, or 1.2%, from $24.5 million for the three months ended March 31, 2013 to $24.2 million for the three months ended

March 31, 2014. Selling expenses as a percentage of net sales decreased from 9.4% for the three months ended March 31, 2013 to 5.4% for the three months ended March 31, 2014, primarily due to the increase in net sales.

        General and Administrative Expenses.    The Company's general and administrative expenses increased by $9.8 million, or 67.1%, from $14.5 million for the three months ended March 31, 2013 to $24.3 million for the three months ended March 31, 2014. The relatively lower general and administrative expenses for the three months ended March 31, 2013 was mainly due to the reversal of accounts receivable provision of $11.1 million for the three months ended March 31, 2013.

        Research and Development Expenses.    The Company's research and development expenses decreased by $0.7 million, or 12.8%, from $5.5 million for the three months ended March 31, 2013 to $4.8 million for the three months ended March 31, 2014. Research and development expenses as a percentage of net sales decreased from 2.1% for the three months ended March 31, 2013 to 1.1% for the three months ended March 31, 2014. The decrease in the Company's research and development expenses was primarily due to the transfer of certain R&D processes to its production workshop, which led to decreases in both depreciation, as some machinery which previously was used for R&D is now used for other purposes, and the costs of raw materials used in the Company's R&D activities.

        Foreign Exchange Gain (Loss).    The Company had a foreign exchange gain of $1.6 million for the three months ended March 31, 2014, compared to a foreign exchange loss of $20.1 million for the three months ended March 31, 2013. The foreign exchange gain for the three months ended March 31, 2014 resulted from the impact of appreciation of the Japanese Yen and depreciation of the Renminbi, slightly offset by depreciation of the Euro during first quarter of 2014.

        Interest Expenses, Net.    The Company's interest expenses, net, were $13.2 million and $8.7 million for the three months ended March 31, 2013 and 2014, respectively. The Company's interest expenses decreased from $14.6 million for the three months ended March 31, 2013 to $9.1 million for the three months ended March 31, 2014, primary due to the decreased average loan balance. Interest income decreased from $1.4 million to $0.5 million as a result of the reduction in cash and restricted cash balance with the repayment of loans.

        Derivative Gain (Loss).    For the three months ended March 31, 2014, the Company had a derivatives loss of $0.8 million, compared to a derivative gain of $1.1 million for the three months ended March 31, 2013. The derivative loss for the three months ended March 31, 2014 was primarily due to changes in the value of the foreign currency forward contracts between the Euro and the U.S. dollar and the Renminbi and the U.S. dollar used to mitigate the effects of exchange rate volatility.

        Income Tax (Expense) Benefit.    The Company's income tax expense was $6.4 million for the three months ended March 31, 2014 compared with income tax benefit of $6.1 million for the three months ended March 31, 2013. The Company's income before income tax was $32.9 million for the three months ended March 31, 2014 compared with the Company's loss before income tax of $69.8 million for the three months ended March 31, 2013. The Company's effective income tax rate was an expense of 19.5% for the three months ended March 31, 2014 and a benefit of 8.7% for the three months ended 2013. The Company's effective income tax rate for the three months ended March 31, 2014 was lower than the PRC statutory enterprise income tax rate of 25%, primarily due to tax rate differential for entities in non-PRC jurisdictions and the preferential tax rate enjoyed by one of the Company's PRC subsidiaries.

        Net Income (Loss).    As a result of the foregoing, the Company had a net income of $26.5 million for the three months ended March 31, 2014, compared to a net loss of $63.7 million for the three months ended March 31, 2013. The Company's net margin was 6.0% for the three months ended March 31, 2014, compared to negative 24.5% for the three months ended March 31, 2013.

Liquidity and Capital Resources

        The Company finances its operations primarily through short-term and long-term borrowings, proceeds from public offerings, including its convertible senior notes offering in July 2008, follow-on offerings of ADSs in July 2009 and March 2010, and the cash generated from operations. The Company believes that its current cash and cash equivalents, short-term and long-term borrowings and anticipated cash flows from operations and the renewal of short-term and long-term borrowings will be sufficient to meet its anticipated cash needs, including its cash needs for working capital and capital expenditures, for at least throughout the next 12 months. If the Company is unable to obtain sufficient funding for any reason, including the inability to renew its short-term and long-term borrowings, the Company may need to curtail its operations or postpone portions of its planned capital expenditures. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that the Company may decide to pursue. If the Company's existing cash is insufficient to meet its requirements, the Company may seek to sell additional equity or debt securities or borrow additional loans from banks. However, the Company cannot assure you that financing will be available in the amounts the Company needs or on terms acceptable to the Company, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the Company's earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company's operations and its ability to pay dividends to the Company's shareholders.

        As of March 31, 2014, the Company had $463.5 million in cash and cash equivalents, $114.2 million in restricted cash and $982.5 million in outstanding borrowings. The Company's cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less. The Company's treasury policy requires cash and cash equivalents, restricted cash and investments to be placed with banks and other financial institutions. The Company plans to use the cash available as of March 31, 2014, for potential future capital expenditures, including the maintenance and enhancement of existing facilities, to further increase production capacity, potential downstream investments, and for working capital and other day-to-day operating purposes.

        The Company's bank borrowing facilities include both short-term and long-term bank borrowings. The Company had total bank borrowing facilities of $1,122.6 million with various banks, of which $140.1 million was unused as of March 31, 2014. The Company has historically successfully renewed or rolled over the majority of its short-term bank borrowings upon maturity. In addition to bank borrowing facilities, as of March 31, 2014, the Company also had facilities for trade financing in the amount of $800.3 million, of which $573.5 million was unused. On July 15, 2013, the Company redeemed all outstanding convertible senior notes due 2013, together with all accrued but unpaid interest. For details on the Company's borrowings, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Borrowings" included in its 2013 Annual Report.

        The Company had short-term borrowings, excluding the current portion of long-term borrowings, of $560.0 million as of March 31, 2014. The average interest rate on short-term borrowings was 3.63% per annum for the three months ended March 31, 2014. As of March 31, 2014, certain of the Company's short-term loans were secured by its plant and machinery with a carrying value of $50 million.

        The Company had current portion of long-term borrowings of $317.4 million and long-term borrowings, excluding current portion, of $105.4 million as of March 31, 2014. Certain of the

Company's long-term borrowings contain certain restrictive covenants, and as of the date of this prospectus supplement, the Company is in compliance with these covenants.

        On March 6, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L and Jiangsu Trina Solar Electric Power Development Co., Ltd. entered into a 15-year credit facility with China Development Bank, or the TLO CDB Facility, in the amount of €20.85 million ($28.7 million) to fund 16 MW of utility-scale solar power projects in Greece. As of March 31, 2014, the Company had drawn down and had an outstanding balance of €17 million ($23.4 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points. The TLO CDB Facility is guaranteed by the Company and contains a coverage ratio financial covenant.

        The Company has historically been able to repay its total borrowings as they became due, mostly from cash from operations or proceeds from additional short-term and long-term borrowings, or renew the loans upon maturity. The Company may also seek additional debt or equity financing to repay the remaining portion of its borrowings. As the Company continues to ramp-up its current and planned operations in order to further its vertical integration and expansion strategies, the Company also expects to generate cash from its expanded operations to repay a portion of its borrowings.

        In the past, the Company has had significant working capital commitments for purchases of polysilicon and wafers. The Company's prepayments to suppliers were recorded either as current portion advances to suppliers, if they were expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represented the portion expected to be utilized after 12 months. As of March 31, 2014, the Company had advances to suppliers, net of current portion, of $40.0 million, compared to $41.9 million as of December 31, 2013. The Company also had the current portion of advances to suppliers of $63.9 million as of March 31, 2014, compared to $68.3 million as of December 31, 2013. The Company generally makes prepayments without receiving collateral. As a result, the Company's claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, the Company expects its advances to suppliers to decline further with the continuing improvement of polysilicon market, offset by greater volume purchases of other raw materials as the Company expands its manufacturing capacity.

        The Company plans to build new facilities to increase its annualized manufacturing capacity of ingots, wafers, cells, and modules from 2.0 GW, 1.6 GW, 2.5 GW and 3.0 GW as of March 31, 2013 to 2.2 GW, 1.7 GW, 3.0 GW, and 3.8 GW as of December 31, 2014, respectively. The Company plans to incur capital expenditures of up to $213 million to achieve its expansion plans in 2014. See "—Capital Expenditures."

Cash Flows and Working Capital

        The following table sets forth a summary of its cash flows for the periods indicated:

	Three Months Ended March 31,
	2013	2014
	(in thousands)
Net cash (used in) provided by operating activities	$(10,623)	$62,455
Net cash used in investing activities	(32,584)	(62,740)
Net cash used in financing activities	(64,808)	(20,598)
Effect of exchange rate changes	4,534	(2,292)

Net change in cash and cash equivalents	(103,481)	(23,175)
Cash and cash equivalents at the beginning of the period	807,276	486,686

Cash and cash equivalents at the end of the period	$703,795	$463,511

Operating Activities

        Net cash provided by operating activities amounted to $62.5 million in the three months ended March 31, 2014, compared to net cash used in operating activities of $10.6 million for the same period in 2013. The net cash provided by operating activities in the three months ended March 31, 2014 was primarily due to improved collection of outstanding accounts receivable.

Investing Activities

        Net cash used in investing activities amounted to $62.7 million in the three months ended March 31, 2014, compared to $32.6 million for the same period in 2013. The net cash used in investing activities in the three months ended March 31, 2014 was primarily as a result of capital expenditures for property, plant and equipment of $44.1 million for investment in manufacturing capacity ramp-up and technological upgrades.

Financing Activities

        Net cash used in financing activities amounted to $20.6 million in the three months ended March 31, 2014, compared to $64.8 million for the same period in 2013. The net cash used in financing activities in the three months ended March 31, 2014 was primarily used to repay $263.9 million in bank borrowings (short-term and long-term), offset in part by proceeds of $243.0 million from bank borrowings (short-term and long-term).

Capital Expenditures

        The Company had capital expenditures of $44.1 million for the three months ended March 31, 2014. The Company's capital expenditures were used primarily for purchases of equipment and facilities for the production of ingots, wafers, cells and modules. The Company plans to build or acquire new facilities to increase its annual manufacturing capacity of ingots, wafers, cells, and modules from 2.0 GW, 1.6 GW, 2.5 GW and 3.0 GW as of March 31, 2013 to 2.2 GW, 1.7 GW, 3.0 GW, and 3.8 GW as of December 31, 2014, respectively. The Company plans to incur capital expenditures of up to $213 million to achieve above expansion in 2014.

Off-Balance Sheet Arrangements

        Other than the Company's purchase obligations for raw materials and equipment, the Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Except for a series of forward foreign currency exchange contracts entered into with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable, the Company has not entered into any derivative contracts that are indexed to the Company's shares and classified as shareholders' equity, or that are not reflected in its consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to you and other investors.

Contractual Obligations and Commercial Commitments

        The following table sets forth the Company's contractual obligations and commercial commitments as of March 31, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term borrowings(1)	$442,039	$328,409	$85,929	$8,015	$19,686
Short-term borrowings(2)	580,062	580,062	—	—	—
Operating lease commitments	3,287	1,252	2,035	—	—
Purchase obligations(3)	320,260	143,703	77,714	67,271	31,572

Total	$1,345,648	$1,053,426	$165,678	$75,286	$51,258

(1)
Includes interests that are derived using an average rate of 4.18% per annum for long-term borrowings.

(2)
Includes interests that are derived using an average rate of 3.63% per annum for short-term borrowings.

(3)
Consists of construction services, raw material, equipment and land use right purchase commitments. The raw material purchase commitment includes only the fixed and determinable portion under take-or-pay agreements, and does not include purchase commitments for which the Company is committed to purchase a specific volume amount but the purchase price is not fixed or determinable since the price is based upon the prevailing market price near the time of purchase.

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  Exhibit 99.1